December 13, 2011

Via EDGAR and Facsimile (202) 772-9220

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Attention:  Norman von Holtzendorff

Re:                               Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration No. 333-174765) of Bonanza Creek Energy, Inc., a Delaware corporation (the “Company”)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed initial public offering of common stock, we hereby join the Company’s request for acceleration of effectiveness of the above-referenced registration statement to 4:00 p.m. (Washington, D.C. time) on December 14, 2011, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the preliminary prospectus relating to the initial public offering, dated December 5, 2011, through the date hereof:

Preliminary Prospectus dated December 5, 2011

6,773 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advises that they have complied, will continue to comply, and that each participating underwriter has informed the undersigned that it has complied, and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

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Very truly yours,

MORGAN STANLEY & CO. LLC
CREDIT SUISSE SECURITIES (USA) LLC
As Representatives of the several underwriters

By: MORGAN STANLEY & CO. LLC

By:	/s/ Ashley MacNeill
Name: Ashley MacNeill
Title: Vice President

By: CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Robert Hendricks
Name: Robert Hendricks
Title: Director

SIGNATURE PAGE

ACCELERATION REQUEST LETTER